SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)

                       Atlas Air Worldwide Holdings, Inc.*
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    049164205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     * IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HMC ATLAS AIR, L.L.C. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     HMC Atlas Air, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,311,376

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,311,376

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,311,376

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,311,376

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,311,376

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,311,376

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Harbinger Capital Partners LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,311,376

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,311,376

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,311,376

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,094,914

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,094,914

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,094,914

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,094,914

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,094,914

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,094,914

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Harbinger Holdings, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,406,290

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,406,290

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,406,290

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,406,290

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,406,290

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,406,290

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MARCH 6, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

ITEM 2 TO THE SCHEDULE 13D/A FILED ON MARCH 6, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a-c,f) This Schedule 13D/A is being filed by HMC Atlas Air, L.L.C.("HMC Atlas Air"); Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the Class A Shareholder of HMC Atlas Air; Harbinger Capital Partners LLC ("Harbinger LLC"), a co-investment manager of HMC Atlas Air; Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"); Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"); Harbinger Holdings, LLC ("Harbinger Holdings"), the managing member of Harbinger Management, Harbinger LLC and HCPSS; and Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of HMC Atlas Air and the Special Fund (each of HMC Atlas Air, Harbinger Management, Harbinger LLC, Special Fund, HCPSS, Harbinger Holdings and Philip Falcone may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Each of HMC Atlas Air, Harbinger Management, Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of HMC Atlas Air, Harbinger Management, Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

(d) Philip Falcone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE SCHEDULE 13D/A FILED ON MARCH 6, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

As of the date hereof HMC Atlas Air may be deemed to beneficially own 7,311,376 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 7,311,376 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 7,311,376 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 1,094,914 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 1,094,914 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 8,406,290 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 8,406,290 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON MARCH 6, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

On May 12, 2009, the Issuer and HMC Atlas Air entered into an underwriting agreement ("Underwriting Agreement") with Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (collectively, the "Underwriters"). Pursuant to the Underwriting Agreement, HMC Atlas Air agreed to sell, and the Underwriters agreed to purchase, 4,000,000 Shares. In addition, HMC Atlas Air granted the Underwriters a 30-day option to purchase up to 600,000 additional Shares. The public offering contemplated by the Underwriting Agreement has been registered under the Securities Act of 1933 and will be completed on or about May 18, 2009. The Underwriting Agreement is filed as Exhibit C hereto.

HMC Atlas Air and the Special Fund reserve the right to purchase or sell Shares in the future if they deem it appropriate for their investors and should it be consistent with their portfolio metrics. Except as described in this Item 4 and in Item 6 herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

ITEM 5 OF THE SCHEDULE 13D/A FILED ON MARCH 6, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a, b) As of the date hereof, HMC Atlas Air may be deemed to be the beneficial owner of 7,311,376 Shares, constituting 34.7% of the Shares of the Issuer, based upon 21,079,643* Shares outstanding as of the date of this filing.

HMC Atlas Air has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,311,376 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,311,376 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 7,311,376 Shares, constituting 34.7% of the Shares of the Issuer, based upon 21,079,643* Shares outstanding as of the date of this filing.

Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,311,376 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,311,376 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 7,311,376 Shares, constituting 34.7% of the Shares of the Issuer, based upon 21,079,643* Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,311,376 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,311,376 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,094,914 Shares, constituting 5.2% of the Shares of the Issuer, based upon 21,079,643* Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,094,914 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,094,914 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,094,914 Shares, constituting 5.2% of the Shares of the Issuer, based upon 21,079,643* Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,094,914 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,094,914 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 8,406,290 Shares, constituting 39.9% of the Shares of the Issuer, based upon 21,079,643* Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,406,290 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,406,290 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 8,406,290 Shares, constituting 39.9% of the Shares of the Issuer, based upon 21,079,643* Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,406,290 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,406,290 Shares.

--------------------------------------------------------------------------------

* The number of outstanding shares is based on the 21,079,643 voting shares as reported by the Company as of the date of this filing.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON MARCH 6, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

On May 12, 2009, HMC Atlas Air entered into the Underwriting Agreement as discussed in further detail in Item 4 herein.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Underwriting Agreement (Incorporated by reference from Exhibit 1 to the Current Report on Form 8-K of Atlas Air Worldwide Holdings, Inc. filed with the Securities and Exchange on May 13, 2009)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HMC Atlas Air, L.L.C.

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

May 13, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 13, dated May 13, 2009 relating to the Common Stock of Atlas Air Worldwide Holdings, Inc. shall be filed on behalf of the undersigned.

HMC Atlas Air, L.L.C.

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

May 13, 2009

                                                                       Exhibit B

                                    Exhibit B

                        Transactions in the Common Stock
                     ---------------------------------------

TRANSACTIONS BY HMC ATLAS AIR, L.L.C.

Date of                      Number of Shares               Price per Share
Transaction                    Purchase/(Sold)

                                      None

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                       Number of Shares              Price per Share
Transaction                     Purchase/(Sold)

                                      None

SK 26666 0002 995316